Notice of 2026 Annual General Meeting Notice of the Annual General Meeting of the Company (the “AGM”) to be held at the offices of Freshfields LLP, 100 Bishopsgate, London EC2P 2SR, United Kingdom at 3.00 p.m. (BST) / 10.00 a.m. (ET) on 22 June 2026 and simultaneously via http://www.virtualshareholdermeeting.com/KLAR2026 is set out at the end of this document. Whether or not you propose to attend the AGM either in person or electronically, please complete and submit a proxy form in accordance with the instructions printed on the enclosed form or otherwise submit voting instructions as detailed at paragraph 7 of Part IV (General Notes) of this Notice. To be valid, completed proxy forms or voting instructions must be received no later than 11.59 p.m. (ET) on 18 June 2026 / 4.59 a.m. (BST) on 19 June 2026, being not more than 48 hours (excluding any part of a day that is not a working day) before the time the AGM is held. As a foreign private issuer with ordinary shares listed on the New York Stock Exchange, Klarna Group plc has furnished this Notice to the U.S. Securities and Exchange Commission on Form 6-K. These materials are available on EDGAR at https://www.sec.gov/edgar/search/ and on Klarna Group plc’s investor relations website at investors.klarna.com/governance/General-Meetings. KLARNA GROUP PLC (Incorporated and registered in England and Wales under company number 14467769)

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom Contents 2 Part I Chairman’s Letter Part II Notice of Annual General Meeting Part III Explanatory Notes to the Resolutions Part IV General Notes Part V Key dates and timings Part VI Definitions Page 3 6 10 16 24 25

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom Chairman’s Letter 3 Dear Shareholder, Last September, Klarna rang the opening bell on the New York Stock Exchange (“NYSE”). It was one of the largest European technology Initial Public Offerings in the past decade and it marked the beginning of a new chapter for a company that has spent two decades reimagining how people pay, shop and manage their money. I am writing to invite you to the 2026 Annual General Meeting of Klarna Group plc (the “AGM”), our first AGM as a company listed on the NYSE. This is more than a governance formality: it is an opportunity for us to report to you on what we have built, where we are headed and how the Board intends to steward the Company on your behalf. Klarna today serves over 119 million active consumers and more than 1,075,000 merchant partners across 26 markets around the world. Since the IPO, the business has continued to grow. None of this would be possible without the support of our shareholders, those of you who backed Klarna before the IPO and those of you who have joined us since. The Board is focused on ensuring that the Company continues to earn your support. Your AGM The AGM will be held at the offices of Freshfields LLP, 100 Bishopsgate, London EC2P 2SR on Monday 22 June 2026 at 3.00 p.m. (BST) / 10.00 a.m. (ET), and will also be accessible virtually via http://www.virtualshareholdermeeting.com/KLAR2026. As a company incorporated in the United Kingdom and listed on the NYSE, our shareholder base spans multiple time zones and geographies. We have therefore chosen to hold this year's AGM as a hybrid meeting, combining a physical meeting in London with a simultaneous electronic meeting, reflecting our commitment to using technology to remove barriers to shareholder engagement, regardless of where our shareholders are located. Further details on how to access and participate electronically are set out at paragraph 4 of Part IV (General Notes) of this Notice. Directors: Sir Michael J. Moritz KBE Roger W. Ferguson, Jr. Lise Kaae Omid Kordestani Niclas Neglén Andrew Reed Sebastian Siemiatkowski Sarah Smith Mateusz Staniszewski Markus Villig Part I

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom Business of the AGM The formal Notice of AGM (the “Notice”) and the resolutions to be proposed are set out in Part II (Notice of Annual General Meeting) of this document along with explanatory notes set out at Part III (Explanatory Notes to the Resolutions). I encourage all shareholders to read these carefully. In addition, I draw the attention of shareholders to the following: ● Directors’ Remuneration - Report and Policy: Resolutions 2 and 3 put the Directors' Remuneration Report for the year ended 31 December 2025 (“the DRR”) and the Directors' Remuneration Policy (“DRP”) to shareholders for approval. The DRP has been prepared by the Remuneration and Nomination Committee and sets out the framework within which all directors of the Company will be paid for the next three years. The policy is designed to: o Attract and retain world-class talent in the fiercely competitive global technology and financial services markets in which Klarna operates; o Align executive reward with long-term shareholder value creation through a compensation structure that is heavily weighted towards equity; o Reflect Klarna’s US-benchmarked competitive positioning - consistent with our NYSE listing; and o Maintain the governance standards expected of a global regulated financial institution under Swedish Financial Supervisory Authority consolidated supervision. The DRR (and the DRP contained within it) has been circulated to shareholders with this Notice and I encourage all shareholders to review it in detail. Please note that the DRR and DRP tabled for approval pursuant to Resolutions 2 and 3 supersede the directors' remuneration report contained in the Annual Report and Accounts. ● Re-appointment of ‘Class A’ Directors: Resolutions 6 to 9 seek your approval to re-appoint the four Directors whose terms of office expire at the AGM in accordance with the Articles (Niclas Neglén, Andrew Reed, Mateusz Staniszewski and Markus Villig). Each was designated as a ‘Class A’ Director at the time of the Company's IPO and is now retiring by rotation and offering himself for re-appointment. If passed, each Director will hold office for a term ending at the conclusion of the Company's third annual general meeting following their re-appointment. ● Share Allotment Authority and Pre-Emption Disapplication: Resolutions 11 and 12 are corrective resolutions that I want to address directly. ○ Prior to the IPO, the Company's shareholders approved a general allotment authority at the March 2025 General Meeting as part of a package of terms agreed in connection with the IPO. The amount and duration of these authorities, equal to ten times the Company’s issued share capital for a period of five years, reflected the need to adequately incentivise landmark commercial partnerships at the scale and speed the Company's business model requires. ○ Due to a drafting error in the notice of the June 2025 Annual General Meeting, these authorities were not carried over on the intended terms. The explanatory notes accompanying the June 2025 Annual General Meeting resolutions made clear that the sole purpose of the substitution made at that meeting was to correct the nominal amount of the shares subject to the allotment authority following the share sub-division of our ordinary share capital that was carried out in March 2025. No change to the duration of the authority was contemplated. Resolutions 11 and 12 seek to correct this drafting error by restoring the authority on substantially the same terms as originally agreed at the March 2025 General Meeting (as adjusted to reflect the Company's issued ordinary share capital as at the Last Practicable Date) and consistent with the principles upon which the shareholders granted such approval, with the duration of such authorities reduced by one year to reflect the time that has elapsed since the June 2025 Annual General Meeting. Full details are set out in the explanatory notes to Resolutions 11 and 12. 4

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 5 Your Vote Matters Whether or not you plan to attend the AGM either in-person or electronically, please complete and submit a proxy form in accordance with the instructions printed on the enclosed proxy form or otherwise submit voting instructions as detailed at paragraph 7 of Part IV (General Notes) of this Notice. To be valid, completed proxy forms or voting instructions must be received no later than 11.59 p.m. (ET) on 18 June 2026 / 4.59 a.m. (BST) on 19 June 2026, being not more than 48 hours (excluding any part of a day that is not a working day) before the time the AGM is held. Please note that specific attendance and voting arrangements may vary depending on how you hold your shares, securities or other interests in the Company. More detailed instructions are set out in Part IV (General Notes) of this Notice and a summary of the key dates and timelines relating to the AGM is set out in Part V (Key dates and timings). Recommendation The Directors consider that all the proposed resolutions set out in the Notice are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors unanimously recommend that shareholders vote in favour of each of them, as all of the Directors that hold shares will do in respect of their own beneficial holdings. Looking ahead Klarna was founded on the belief that banking doesn’t have to be boring, payments don’t have to be painful, and consumers deserve better. Twenty years on, that conviction is stronger than ever. We are building the financial operating system for a new generation, powered by AI, designed around the consumer, and trusted by the world’s best retailers. As your Board, our job is to ensure that the governance, capital structure and leadership team are in place to deliver on that ambition. The resolutions before you at this AGM are designed to do exactly that. All shareholder communications, including this Notice, a copy of the Company’s annual report and accounts for the year ended 31 December 2025, and the DRR (including the DRP contained within it) are available at investors.klarna.com/governance/General-Meetings. I look forward to welcoming you, in-person or online, on 22 June 2026. Yours faithfully, Sir Michael J. Moritz KBE Chairman 27 May 2026 5

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 6 NOTICE IS HEREBY GIVEN that the Annual General Meeting of Klarna Group plc (“Klarna” or the “Company”) will be held at the offices of Freshfields LLP, 100 Bishopsgate, London EC2P 2SR, United Kingdom on 22 June 2026 at 3.00 p.m. (BST) / 10.00 a.m. (ET) and simultaneously via http://www.virtualshareholdermeeting.com/KLAR2026 (the “AGM”). Further details on how to participate in and vote at the meeting electronically can be found in Part IV (General Notes) of this Notice. You will be asked to consider and, if thought fit, pass the following Resolutions. Resolution 12 will be proposed as a special resolution. All other Resolutions will be proposed as ordinary resolutions. In accordance with the Articles, voting on all of the Resolutions will be carried out by way of a poll. Notice of Annual General Meeting Part II

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom Reports and accounts 1. To receive the Company’s annual accounts, the strategic report, the directors’ report and the auditors’ report for the year ended 31 December 2025 (the “Annual Report and Accounts”). Remuneration 2. To receive and approve the DRR (other than the part containing the DRP referred to in Resolution 3 below) for the year ended 31 December 2025. 3. To receive and approve the DRP, as set out on pages 4 to 15 of the DRR, such policy to take effect from the date on which this Resolution is passed. Auditor 4. To re-appoint Ernst & Young LLP as the auditors of the Company until the conclusion of the next general meeting of the Company at which accounts are laid. 5. To authorise the Audit Committee to agree the remuneration of the auditors of the Company. Re-appointment of Directors 6. To re-appoint Niclas Neglén as Director of the Company who retires in accordance with article 38.1 of the Articles and is offering himself for re-appointment until the third annual general meeting of the Company following his re-appointment. 7. To re-appoint Andrew Reed as Director of the Company who retires in accordance with article 38.1 of the Articles and is offering himself for re-appointment until the third annual general meeting of the Company following his re-appointment. 8. To re-appoint Mateusz Staniszewski as Director of the Company who retires in accordance with article 38.1 of the Articles and is offering himself for re-appointment until the third annual general meeting of the Company following his re-appointment. 9. To re-appoint Markus Villig as Director of the Company who retires in accordance with article 38.1 of the Articles and is offering himself for re-appointment until the third annual general meeting of the Company following his re-appointment. Political donations 10. THAT the Company and any company which is or becomes a subsidiary of the Company during the period to which this Resolution relates and in accordance with sections 366 and 367 of the Act be generally authorised to: (a) make donations to political parties and independent election candidates not exceeding £200,000 in total; (b) make donations to political organisations other than political parties not exceeding £200,000 in total; and (c) incur political expenditure not exceeding £200,000 in total, provided that the total amount of all such donations and expenditure made by the Company or by any subsidiary of the Company to which this authority relates shall not exceed in aggregate £200,000 (or the equivalent amount in any other currency, which shall be converted into Sterling at such rate as the Directors may in their absolute discretion determine to be appropriate). This authority shall expire at the close of the annual general meeting of the Company held in 2027 or 18 months from the date of this Resolution (whichever is earlier). Words and expressions used in this Resolution that are defined for the purpose of Part 14 of the Act shall have the same meaning for the purpose of this Resolution. 7 Ordinary Resolutions 7

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom Authority to allot shares 11. That, (a) the Directors be generally and unconditionally authorised pursuant to section 551 of the Act to: (i) allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company, up to an aggregate nominal amount of US$378,618.11 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the fourth annual general meeting of the Company after the date on which this Resolution is passed; and (ii) subject to the limits set out in paragraph (i) above, make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of this authority and the Directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired; (b) subject to paragraph (c) below, all existing authorities given to the Directors pursuant to section 551 of the Act be revoked by this Resolution; and (c) paragraph (b) above shall be without prejudice to the continuing authority of the Directors to allot shares, or grant rights to subscribe for or convert any security into shares, pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made. 8 8

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom Disapplication of pre-emption rights 12. That, subject to the passing of Resolution 11 in this Notice, and in place of all existing powers, the Directors be generally empowered pursuant to section 570 and section 573 of the Act to allot equity securities (as defined in the Act) for cash, pursuant to the authority given by Resolution 11 in this Notice, as if section 561(1) of the Act did not apply to the allotment. This power: (a) expires (unless previously renewed, varied or revoked by the Company in a general meeting) at the end of the fourth annual general meeting of the Company after the date on which this Resolution is passed, but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; (b) applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Act as if in the first paragraph of this Resolution the words ‘pursuant to the authority given by Resolution 11 in this Notice’ were omitted. By order of the Board Boudien Moerman Company Secretary & Chief Legal Officer Klarna Group plc 27 May 2026 9 Special Resolutions 9

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 10 The notes on the following pages explain the proposed Resolutions. In accordance with article 150.2 of the Articles, voting on all Resolutions at the AGM will be conducted by way of a poll, rather than on a show of hands. Resolutions 1 to 11 are proposed as ordinary resolutions. This means that for each of those Resolutions to be passed by shareholders on a poll, more than half of the votes cast must be in favour of the Resolution. Resolution 12 is proposed as a special resolution. This means that for the Resolution to be passed by shareholders on a poll, at least three-quarters of the votes cast must be in favour of the Resolution. Explanatory Notes to the Resolutions Part III

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 11 Resolution 1: Adoption of report and accounts For each financial year, the Directors must present the annual accounts, the strategic report, the directors’ report and the auditors’ report to shareholders at the AGM. The reports referred to in the previous sentence form part of the Annual Report and Accounts, a copy of which can be found at investors.klarna.com/governance/General-Meetings. Please note that whilst the directors' remuneration report contained in the Annual Report and Accounts forms part of the report and accounts being presented to shareholders under this Resolution, it has been superseded by a standalone directors' remuneration report which has been prepared and circulated to shareholders separately with this Notice and is tabled for approval pursuant to Resolutions 2 and 3 below. Resolutions 2 and 3: Approval of Directors’ Remuneration Report and Directors’ Remuneration Policy The directors’ remuneration report (“DRR”), a copy of which has been circulated to shareholders on the date of this Notice and which is also available on the Company’s website at investors.klarna.com/governance/General-Meetings, gives details of the Directors’ remuneration for the year ended 31 December 2025. Ernst & Young LLP, the Company’s auditors, have audited those parts of the DRR that are required to be audited. The directors’ remuneration policy (“DRP”), which can be found on pages 4 to 15 of the DRR, sets out the Company’s proposed policy on directors’ remuneration. The DRP is being tabled for approval at this AGM as the Company was a ‘quoted company’ for the purposes of the Act for the financial year ended 31 December 2025. Please note that the DRR that is tabled for approval at this AGM and circulated to shareholders with this Notice, including the DRP set out within it, has been prepared as a standalone document for this AGM and supersedes the directors’ remuneration report contained in the Annual Report and Accounts, which should be disregarded for the purposes of Resolutions 2 and 3. The Board considers that appropriate executive remuneration plays a vital part in helping to achieve the Company’s overall objectives and that, as a result of the policies and procedures as detailed in the DRR, we have and will continue to have and attract high-quality directors. Accordingly, and in accordance with sections 439 and 439A of the Act respectively, shareholders will be invited to approve the DRR and separately the DRP. The vote on the DRR is advisory and non-binding in nature and the directors’ entitlement to receive remuneration is not conditional on it. Payments made or promised to directors will not have to be repaid, reduced or withheld in the event that this Resolution is not passed. Although non-binding, our Board and the Remuneration and Nomination Committee will review and consider the voting results when making future decisions regarding our directors’ remuneration. In contrast, the vote on the DRP is binding in nature in that the Company may not make a remuneration payment or payment for loss of office to a person who is, is to be, or has been, a director of the Company unless that payment is consistent with the approved DRP, or has otherwise been approved by a resolution of its shareholders. If Resolution 3 is passed, the DRP will take effect from the date on which the Resolution is passed and will remain valid until replaced by a new or amended policy. In accordance with the Act, a remuneration policy will be put to shareholders again no later than the annual general meeting in 2029. Resolutions 4 and 5: Re-appointment of auditors and auditors’ remuneration The auditors of a company must be re-appointed at each general meeting at which accounts are laid. Resolution 4 proposes the re-appointment of the existing auditors, Ernst & Young LLP, until the conclusion of the next general meeting of the Company at which accounts are laid. On the recommendation of the Audit Committee, the Board proposes that Ernst & Young LLP be re-appointed as the Company’s auditor. The Audit Committee has confirmed to the Board that its recommendation is 11

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 12 free from third-party influence and that no restrictive contractual provisions have been imposed on the Company limiting the choice of auditor. Ernst & Young LLP have indicated their willingness to continue in office. The Audit Committee will continue to consider the re-appointment of the external auditors each year before making a recommendation to the Board. Resolution 5 gives authority to the Audit Committee to determine the auditors’ remuneration. The Act requires the auditor’s remuneration to be fixed by ordinary resolution of the shareholders or in such manner as the shareholders may, by ordinary resolution, determine. Details of the remuneration paid to the auditors for the year ended 31 December 2025 (including non-audit fees) are set out at Note 26 on page 140 of the Annual Report and Accounts, a copy of which is available via investors.klarna.com/governance/General-Meetings. Resolutions 6 to 9 (inclusive): Re-appointment of Directors who are retiring under the Articles Resolutions 6 to 9 relate to the re-appointment of certain Directors by shareholders. Article 38.1 of the Articles requires that at this AGM (being the first annual general meeting held by the Company following the time the Articles became effective), the term of office of the ‘Class A’ Directors shall expire and that those Directors shall be re-appointed as the ‘Class A’ Directors at the AGM, to hold office for a term ending upon the conclusion of the third annual general meeting of the Company following their re-appointment. In connection with the IPO, Niclas Neglén, Andrew Reed, Mateusz Staniszewski and Markus Villig were designated as the ‘Class A’ Directors for the purposes of the Articles. Each of these Directors is retiring by rotation in accordance with the Articles and is offering himself for re-appointment. Resolutions 6 to 9 seek your approval to re-appoint these persons as Directors of the Company. If the Resolutions are passed, the re-appointment of the Directors will take effect at the conclusion of the meeting. Each of the Directors seeking re-appointment brings a wide range of skills, experience and knowledge to the Board which supports the Company’s strategy. This mix of expertise and backgrounds makes a major contribution to the functioning of the Board and its committees and the long-term sustainable success of the Company. Accordingly, it is appropriate that each of them continues to serve as a Director. Biographical details for each of these Directors are provided below. The Board considers that each of the Directors standing for re-appointment continues to make an effective and valuable contribution to the Company and demonstrates commitment to their role. Accordingly, the Board unanimously recommends the re-appointment of each of these Directors. 12

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 13 Niclas Neglén Chief Financial Officer 13 Niclas Neglén has served as our Chief Financial Officer since March 2021 and as a member of our Board since February 2025. From April 2016 to March 2021, he held various leadership positions at HSBC Private Bank, including as the Chief Operating Officer for the EMEA region. Prior to that, from January 2003 to April 2016, Mr. Neglén served in various roles at GE Capital, a financial services company, including as the Chief Financial Officer of its UK business. He holds an M.Sc. in Economics and Business Administration from the Stockholm School of Economics. Andrew Reed Non-Executive Director Andrew Reed has served as a member of our Board since March 2024. He is a member of the Remuneration and Nomination Committee. Mr. Reed is a Partner at Sequoia Capital, a venture capital firm, which he joined in February 2014. In addition to our Board, Mr. Reed has served as a member of the Board of Figma, Inc., a design platform, since February 2024, and of several private companies, including Vanta Inc., a security and compliance automation company, since April 2021, Bolt Technology OÜ, a mobility and delivery company, since January 2022, and Strava, Inc., a social networking company for athletes, since November 2023. He holds a B.A. in Economics and Classics from Amherst College. Mateusz Staniszewski Non-Executive Director Mateusz Staniszewski has served as a member of the Board since May 2025. He does not currently serve on any committee of the Board. He is the Chief Executive Officer of Eleven Labs Inc. (“ElevenLabs”), a software company specialised in advanced voice synthesis technology, which he co-founded in January 2022. Prior to founding ElevenLabs, Mr. Staniszewski worked at Palantir Technologies Inc., a data analytics company that develops software platforms, from October 2018 to May 2022, at BlackRock, Inc., an investment company, from July 2017 to August 2018, and at Opera Norway AS, an internet company, from June 2014 to June 2016. Mr. Staniszewski holds a BSc in Mathematics from Imperial College London. Markus Villig Non-Executive Director Markus Villig has served as a member of our Board since February 2025. He does not currently serve on any committee of the Board. Mr. Villig is the founder and Chief Executive Officer of Bolt Technology OÜ (“Bolt”), an international mobility and delivery platform operating across Europe and other global markets. He founded Bolt in 2013 and has driven its growth into a leading technology platform serving hundreds of millions of customers worldwide. Prior to starting Bolt, he studied computer science at the University of Tartu in Estonia.

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom Resolution 10: Authority to make political donations It is not proposed or intended to alter the Company’s policy of not making political donations, within the normal meaning of that expression. However, it may be that some of the Company’s activities may fall within the potentially wide definition of a political donation in the Act and, without the necessary authorisation, the Company’s ability to communicate its views effectively to political audiences and to relevant interest groups could be inhibited. Such activities may include briefings at receptions or conferences – when the Company seeks to communicate its views on issues vital to its business interests. Accordingly, the Directors believe that the authority contained in this Resolution is necessary to allow it to fund activities which it is in the interests of shareholders to support. The authority will enable the Company and its subsidiaries to be sure that they do not, because of any uncertainty as to the bodies or the activities covered by the Act, unintentionally commit a technical breach of the Act. Any expenditure which may be incurred under authority of this Resolution will be disclosed in next year’s annual report. Resolution 11: Authority to allot shares Under section 551 of the Act, the Directors may only allot shares or grant rights to subscribe for, or convert any security into, shares (unless pursuant to an employees’ share scheme) if authorised to do so by shareholders. The two most recent section 551 authorities were granted by resolutions of the Company at the previous annual general meeting of the Company duly convened and held on 30 June 2025 (the “June 2025 Annual General Meeting”): (a) the first, a general authority to allot shares, expired immediately prior to the IPO (which appeared as resolution 15 in the notice to the June 2025 Annual General Meeting and was entitled ‘Resolution 15: Directors’ authority to allot shares’); and (b) the second, an authority granted in connection with the IPO in substitution for, and to the exclusion of, the section 551 authority passed at the March 2025 General Meeting, expires at the conclusion of this AGM (which appeared as resolution 16 in the notice to the June 2025 Annual General Meeting and was entitled ‘Resolution 16: Directors’ authority to allot shares in connection with the initial public offering of the Company’ (the “June 2025 IPO Allotment Authority”)). All other previous section 551 authorities have either been exhausted, are expired or will be revoked by this Resolution 11 if it is passed at the AGM, including the authority obtained at the March 2025 General Meeting which appeared as resolution 8 in the notice of the March 2025 General Meeting and was entitled ‘Resolution 8: ordinary resolution to grant directors authority to allot shares in connection with commercial partner arrangements’. Accordingly, it is necessary to seek approval of a new general section 551 authority. Resolution 11 gives the Directors a new section 551 authority starting from the date of this AGM. The Resolution will be proposed as an ordinary resolution. If the Resolution is passed, the authority will expire at the conclusion of the fourth annual general meeting of the Company after the date on which this Resolution is passed which is one year less than the maximum permitted by the Act. The Resolution authorises the Directors to allot shares, and grant rights to subscribe for, or convert any security into, shares, up to a maximum nominal amount of US$378,618.11. The Directors are seeking this amount and duration of authority in order to restore on substantially the same terms the general allotment authority originally granted by shareholders at the March 2025 General Meeting, which was not carried forward at the June 2025 Annual General Meeting due to a drafting error in the notice to the June 2025 Annual General Meeting whereby the authority was only requested for a period of one year until the conclusion of this AGM instead of the five years originally 14 14

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 15 approved by shareholders at the March 2025 General Meeting (and which the Company intended to carry over at the June 2025 Annual General Meeting). The amount and duration of that authority (an amount equal to ten times the Company's issued share capital, for a duration of five years) was approved by shareholders at the March 2025 General Meeting. The authority sought by Resolution 11 intends to correct the drafting error contained in the June 2025 IPO Allotment Authority on substantially the same terms and is for an amount that is consistent with the principles upon which the allotment authority was approved by shareholders at the March 2025 General Meeting (being equal to ten times the Company’s issued ordinary share capital, as adjusted to reflect the number of ordinary shares issued and outstanding as at the Last Practicable Date), with the duration reduced by one year (from five years to four years) to reflect the time that has elapsed since the June 2025 IPO Allotment Authority was granted. Restoring this authority will give the Company the flexibility to continue to conduct its business effectively, ensuring the Company can maintain financial agility and strategic optionality which the Directors believe is in the best interests of the Company and the shareholders as a whole. If Resolution 11 is passed, this allotment authority will expire at the conclusion of the Company’s annual general meeting in 2030, aligning with when the allotment authority originally granted by shareholders at the March 2025 General Meeting was due to expire (but which was inadvertently shortened due to the drafting error contained in the June 2025 IPO Allotment Authority). The Company did not hold any interests in its shares as treasury shares as at the Last Practicable Date. Resolution 12: Disapplication of pre-emption rights If the Directors wish to allot shares, or grant rights to subscribe for, or convert securities into, shares, or sell treasury shares, for cash (unless pursuant to an employees’ share scheme), they must first offer them to existing shareholders in proportion to their holdings. There may be occasions when the Directors need the flexibility to finance business opportunities by allotting shares without a pre-emptive offer to existing shareholders, and this can be done if the shareholders have first given a waiver of their pre-emption rights. The requirement to first offer shares to existing shareholders is an additional step not generally required when companies domiciled in the United States are issuing securities. The Board believes that it is important for the Company to retain the flexibility to issue shares for cash should the Directors determine it is necessary or advisable and in the best interests of shareholders, without incurring the costs or delays associated with calling a special meeting and preparing and circulating shareholder materials, to disapply pre-emption rights in connection with specific allotments of shares. Resolution 12, therefore, asks shareholders to grant this waiver and it will be proposed as a special resolution. Should Resolution 12 be passed, if the Directors allot or issue shares pursuant to the authority provided by Resolution 11, they will not be required to first offer those shares to existing shareholders on a pre-emptive basis. If the Resolution is passed, the authority will expire at the conclusion of the Company’s annual general meeting in 2030, being the fourth annual general meeting of the Company after the date on which this Resolution is passed. This position reflects the approach approved by shareholders at the March 2025 General Meeting. The disapplication of pre-emption rights sought under this Resolution corresponds to the authority to allot sought under Resolution 11, and seeks to restore the position reached at the March 2025 General Meeting for the same reasons and on a basis that is consistent with the principles on which the shareholders approved the disapplication authority at the March 2025 General Meeting, as set out in the explanatory notes to Resolution 11.

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 16 General Notes Part IV 1. General information Shareholders are reminded that the Company is incorporated in England and Wales, and, accordingly, the AGM is being convened and will be held in accordance with the UK Companies Act 2006 (the “Act”) and the Company’s articles of association adopted on 9 September 2025 (the “Articles”). This Part IV (General Notes) of this Notice contains specific instructions for: ● holders of ordinary shares or Class B Shares held directly on the Share Register (“Registered Shareholders”); ● beneficial holders of ordinary shares in the Company listed on the New York Stock Exchange through DTC (“DTC Beneficial Holders”); and ● holders of Depositary Receipts (“Depositary Receipt Holders”). A summary of the key dates and timelines relating to the AGM is set out in Part V (Key dates and timings). 2. Participating at the AGM in person Registered Shareholders and Depositary Receipt Holders may attend, raise questions and vote in person at the AGM. Those attending the meeting in person are asked to bring their proxy form with them (whether in hard copy or an electronic version as displayed on your mobile phone or other device if this was sent to you by email) as well as photo ID such as a passport or driving licence. This authenticates your right to attend, raise questions and vote at the meeting and will assist your admission. You may also find it useful to bring a copy of this Notice so that it can be referred to during the meeting. Registered Shareholders and Depositary Receipt Holders will have access to the offices of Freshfields LLP from 2.30 p.m. (BST) on 22 June 2026 and the AGM will start promptly at 3.00 p.m. (BST) / 10.00 a.m. (ET) on 22 June 2026. Please see the map provided at paragraph 3 below for more information about the location of the AGM. On arrival, please register with the Freshfields reception team on the ground floor where you will be directed to the relevant floor and asked to show your photo ID. Please note that if your identity cannot be verified or should you arrive after the AGM has commenced, you may not be permitted to participate in the AGM. Please note that if you (or your proxy) wish to attend the AGM in person, we ask that you register your (or your proxy’s) intention to attend in advance of the AGM by emailing the Company Secretary at agm@klarna.com. Informing us of your planned attendance (or that of your proxy) will allow us to ensure that the AGM takes place in a manner which promotes the safety and wellbeing of our shareholders and employees. Please refer to paragraph 7 below for further information around the appointment of proxies. Additional information for DTC Beneficial Holders DTC Beneficial Holders may attend and raise questions at the AGM in person. You are kindly requested to let us know in advance of your planned attendance by informing the Company Secretary by email to agm@klarna.com. You will be required to bring a form of photo ID such as a passport or driving licence to verify your identity as a DTC Beneficial Holder, as well as a statement from your bank, broker or nominee evidencing your ownership of the underlying shares.

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 17 17 Please note that Cede & Co. (as the nominee and legal holder of the ordinary shares held through DTC on behalf of DTC Beneficial Holders) will issue an omnibus legal proxy enabling your bank, broker or nominee to vote on your behalf at the AGM. If you wish to vote in person at the physical meeting, you are required to obtain a separate legal proxy from your bank, broker or nominee and bring it with you to the meeting. You are encouraged to send a scanned copy of your legal proxy to the Company Secretary at agm@klarna.com no later than 48 hours before the AGM so that your legal proxy can be validated ahead of time, in order to expedite your admission to the meeting. Without a valid legal proxy from your bank, broker or nominee, DTC Beneficial Holders will be able to attend and raise questions at the physical meeting but will be unable to vote in person. Alternatively, DTC Beneficial Holders (or their banks, brokers or nominees) can vote at the electronic meeting or in advance of the AGM by following the instructions set out at paragraphs 4 and 7 below respectively. 3. Location of the physical meeting and special assistance The offices of Freshfields LLP (where the physical meeting will be held) are located at 100 Bishopsgate, London EC2P 2SR, United Kingdom. Please refer to the map below which includes the nearest public transport links. Up-to-date travel information can be obtained from Transport for London at www.tfl.gov.uk. Tea, coffee and light refreshments will be served at the venue. There is wheelchair access and anyone accompanying a shareholder in need of assistance will be admitted to the meeting. If any shareholder with a disability requires special assistance to attend the meeting, please contact the Company Secretary at agm@klarna.com in advance of the AGM. 4. Participating at the AGM electronically In accordance with the Articles, shareholders (including Registered Shareholders, DTC Beneficial Holders and Depositary Receipt Holders) may also attend, raise questions and vote at the AGM electronically via an online platform. The AGM will be accessible live via http://www.virtualshareholdermeeting.com/KLAR2026, hosted by Broadridge. Shareholders attending the AGM electronically will be able to view and raise questions at the meeting by visiting the above link, as set out in further detail below. If you wish to join the live broadcast, you will be asked to enter the 16-digit control number that Broadridge has provided you or which can be found on your proxy form. It is important that you have this to hand when joining the live broadcast. Without a control number, you may access the broadcast as a ‘guest’ but will be unable to post questions or vote via the online platform. You can access http://www.virtualshareholdermeeting.com/KLAR2026 using most common internet browsers, such as Chrome, Edge, Firefox and Safari, on a PC, laptop or other internet-enabled device such as a tablet or smartphone. Please note that an active internet connection is required at all times to join the broadcast. It is your responsibility to ensure you remain connected for the duration of the AGM.

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 18 Access to the broadcast will be available from 15 minutes before the AGM commences, from 2.45 p.m. (BST) / 9.45 a.m. (ET) on 22 June 2026. Additional information for DTC Beneficial Holders DTC Beneficial Holders that do not have a 16-digit control number (required to access the live broadcast) are requested to reach out to their bank, broker or nominee in order to locate your control number. Guest attendance If you do not have a 16-digit control number for any reason, you may access the virtual meeting webcast and view the meeting as a ‘guest’ via the link above, but will be unable to raise questions or vote when attending as a ‘guest’. 5. Entitlement to attend and vote The right to attend and vote at the AGM is determined by reference to the relevant register on which your shares or other interests in the Company are recorded, as set out in further detail below. Registered Shareholders In accordance with article 132 of the Articles, only a Registered Shareholder entered in the Share Register at 10.00 a.m. (ET) / 3.00 p.m. (BST) on 12 June 2026 (the “Record Date”) is entitled to attend and vote at the meeting and a Registered Shareholder may vote in respect of the number of ordinary shares and/or Class B Shares registered in its name at that time. Changes to the entries in the Share Register after that time shall be disregarded in determining the rights of any person to attend and vote at the AGM. The voting rights of any Depositary Receipts held by a Registered Shareholder will be determined as at the Record Date as set out below for Depositary Receipt Holders. DTC Beneficial Holders Legal title to the ordinary shares beneficially owned by DTC Beneficial Holders is held by Cede & Co. as nominee. A DTC Beneficial Holder whose bank, broker or nominee (i) holds ordinary shares through DTC as at the Record Date and (ii) is entitled to attend and vote at the AGM pursuant to the omnibus legal proxy issued by Cede & Co. may attend and vote at the meeting pursuant to a legal proxy or 16-digit control number obtained from such DTC Beneficial Holder’s bank, broker or nominee in respect of the number of ordinary shares beneficially owned by such DTC Beneficial Holder. To obtain a legal proxy and/or a 16-digit control number, please contact your bank, broker or nominee directly. Without a valid legal proxy from your bank, broker or nominee, DTC Beneficial Holders will be unable to vote in person at the AGM and your bank, broker or nominee is required to vote on your behalf. Depositary Receipt Holders Each Depositary Receipt represents a beneficial interest in an ordinary share of the Company. Depositary Receipts are held by the Depositary Nominee (as the legal owner of the underlying ordinary shares) and are issued by the CPU Depositary (acting in its capacity as depositary) in accordance with the terms of the Deposit Agreement. A Depositary Receipt Holder entered in the central register of Depositary Receipt Holders maintained by the CPU Depositary as at the Record Date may attend and vote in respect of the number of Depositary Receipts they hold at that time. Changes to the entries in the central register of Depositary Receipt Holders maintained by the CPU Depositary after that time shall be disregarded in determining the rights of any Depositary Receipt Holder to vote in advance of the meeting.

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 19 Prior to the AGM, the Depositary Nominee will provide and execute an omnibus Letter of Representation pursuant to which the Depositary Nominee will relinquish its voting rights in respect of all ordinary shares held in the Depositary Nominee’s name in favour of the Depositary Receipt Holders which hold Depositary Receipts as at the Record Date. Further to the Board’s discretion provided under article 104.5 of the Articles, this will enable each Depositary Receipt Holder to vote on the ordinary shares underlying its Depositary Receipts directly as if it was a Registered Shareholder of such ordinary shares. The voting rights of any Class B Shares held by a Depositary Receipt Holder will be determined as at the Record Date as set out above for Registered Shareholders. 6. Voting Shareholders will be able to vote in one of three ways for each of the Resolutions: ‘For’, ‘Against’ or ‘Abstain’. An abstention is not a vote in law and will not be counted in the calculation of the proportion of votes for and against a Resolution. In accordance with article 150.2 of the Articles, all Resolutions will be put to a poll vote, rather than a show of hands. This means that, in accordance with article 58 of the Articles, each shareholder has one vote for every ordinary share and ten votes for each Class B Share they hold, and each Depositary Receipt Holder has one vote for each Depositary Receipt they hold, in each case as at the Record Date. No Class C Shares are in issue as at the Record Date. Any Deferred Shares in issue as at the Record Date do not carry any voting rights in accordance with article 58.6(a) of the Articles. The votes of all shareholders who submit valid proxy appointments or voting instructions in advance of the meeting (as detailed below) are counted, even if the shareholder does not participate in the meeting. Voting on the day of the AGM will take place once the Chairman declares the poll open. Shareholders attending the meeting in person will receive a voting card and will be asked to check a box to exercise a vote ‘For’, ‘Against’ or ‘Abstain’ for each Resolution. Subject to any additional specific requirements (as set out in this Part IV (General Notes) to this Notice) a shareholder attending the meeting electronically can exercise their votes for each Resolution by following the instructions on the platform available at http://www.virtualshareholdermeeting.com/KLAR2026. 7. Voting in advance of the meeting or appointing a proxy If you wish to vote in advance of the AGM, you can either submit a voting instruction directly to Broadridge online or by telephone or you can appoint a proxy to vote at the meeting on your behalf. Providing voting instructions to Broadridge Registered Shareholders and Depositary Receipt Holders may submit voting instructions directly in advance of the AGM, as follows: ● By Internet: You can vote over the internet at www.ProxyVote.com by following the instructions in the Notice or, if you received your proxy form by post, by following the instructions on the proxy form. You will need to enter your control number, which is the 16-digit number located in a box on your proxy form or otherwise provided to you by Broadridge. We encourage you to vote by internet even if you received your proxy form by post. Information contained on the www.ProxyVote.com website is not incorporated by reference into this Notice or any other report we file with the SEC. ● By Telephone: You may vote and submit your proxy by calling Broadridge toll-free on 1-800-690-6903 and providing your control number. Please have your proxy form or control number to hand when voting by telephone. If calling from outside the United States, you will be required to add the international access code (which in most countries is 00): 00-1-800-690-6903. Callers outside of the United States should note that this number may not be toll-free and standard international calling rates may apply.

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 20 20 In all cases, to be valid your voting instruction (whether made online at www.ProxyVote.com or by telephone) must be received by Broadridge no later than 11.59 p.m. (ET) on 18 June 2026 / 4.59 a.m. (BST) on 19 June 2026 (or if the meeting is adjourned, such other date as is communicated to you). Appointing a proxy to vote on your behalf at the meeting We encourage you to vote directly online where possible by following the instructions above. In accordance with the Act and article 158 of the Articles, Registered Shareholders and Depositary Receipt Holders are entitled to appoint a proxy to exercise all or any of their rights to attend and to raise questions and vote on their behalf at the AGM. A Registered Shareholder or Depositary Receipt Holder may appoint more than one proxy in relation to the AGM provided that each proxy is appointed to exercise the rights attached to a different share or shares to be voted on by that Registered Shareholder and/or Depositary Receipt Holder. A paper proxy form which may be used to make such appointments and give proxy instructions has been sent to all Registered Shareholders and Depositary Receipt Holders (except those that have elected to receive materials from the Company electronically). If you do not have a paper proxy form and believe that you should have received one, or if you require additional forms, please contact the Company Secretary at agm@klarna.com. Please mark, date, sign and return the proxy form in the pre-paid postage envelope provided or by otherwise returning it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. To be valid, your completed proxy form must be received by Broadridge at the address above no later than 11.59 p.m. (ET) on 18 June 2026 / 4.59 a.m. (BST) on 19 June 2026 (or if the meeting is adjourned, such other date as is communicated to you). A proxy need not be a shareholder of the Company, but the proxy must attend the AGM, whether in-person or electronically via http://www.virtualshareholdermeeting.com/KLAR2026, to represent you. The appointment of a proxy will not preclude a shareholder from attending and voting in-person at the meeting or electronically via http://www.virtualshareholdermeeting.com/KLAR2026 where that shareholder is otherwise entitled to attend and vote at the meeting. If you are voting via the paper proxy form, you are strongly encouraged to appoint the Chairman of the AGM as your proxy. This means that the Chairman of the AGM will be able to vote on the day on your behalf, in accordance with your instructions. If the Chairman of the meeting is given discretion as to how to vote, they will vote in favour of each of the resolutions to be proposed at the AGM. If you wish your proxy to speak on your behalf at the AGM, you will need to appoint your own choice of proxy (not the Chairman of the meeting) and give your instructions directly to them. Amending a voting instruction or proxy appointment A Registered Shareholder or Depositary Receipt Holder who has, in advance of the AGM, submitted a voting instruction or appointed a proxy to vote on their behalf may revoke it at any time before it is exercised at the AGM by: ● attending the AGM and voting in person or electronically via http://www.virtualshareholdermeeting.com/KLAR2026; ● voting again by the internet or by telephone in accordance with the instructions above (only the last vote cast by each shareholder will be counted), provided that the shareholder does so before 11.59 p.m. (ET) on 18 June 2026 / 4.59 a.m. (BST) on 19 June 2026; ● delivering a written notice to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, bearing a date later than that indicated on the paper proxy form or the date you voted by internet or telephone, but prior to 11.59 p.m. (ET) on 18 June 2026 / 4.59 a.m. (BST) on 19 June 2026, stating that the proxy is revoked; or

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 21 21 ● signing and delivering a subsequently dated proxy form to Broadridge at the address above prior to 11.59 p.m. (ET) on 18 June 2026 / 4.59 a.m. (BST) on 19 June 2026. Additional information for DTC Beneficial Holders For DTC Beneficial Holders who have not obtained a separate legal proxy from your bank, broker or nominee to attend and vote at the AGM, your broker, bank or nominee is required to vote on your behalf pursuant to the omnibus legal proxy issued by Cede & Co. (as the nominee and legal holder of the ordinary shares held through DTC on behalf of DTC Beneficial Holders). To instruct your broker, bank or nominee how to vote, you should follow the voting instructions provided to you by your broker, bank or nominee. If you do not provide voting instructions to your broker, bank or nominee, your broker will be unable to vote your shares on any of the Resolutions - see “Shares Held in Street Name” below. Your broker, bank or nominee must submit the completed paper proxy form or otherwise provide a voting instruction to Broadridge no later than 11.59 p.m. (ET) on 18 June 2026 / 4.59 a.m. (BST) on 19 June 2026 (or if the meeting is adjourned, such other date as is communicated to you). Votes submitted on behalf of or by DTC Beneficial Holders may also be revoked in accordance with the instructions above set out for Registered Shareholders and Depositary Receipt Holders. Please reach out to your broker, bank or nominee directly if you have not received all the materials referenced in this Notice (including a paper proxy form), if you have misplaced your control number or if you need to discuss any specific requirements or arrangements relating to voting instructions. Please note that your broker, bank or nominee may set its own deadline for receiving your voting instructions, which may be earlier than the deadline set out above. Shares Held in Street Name Current New York Stock Exchange rules allow brokers to vote shares on certain “routine” matters for which their customers do not provide voting instructions. If you are a DTC Beneficial Holder and own shares in street name through a broker, bank, trustee or other nominee, please note that none of the Resolutions to be voted on at this AGM as set out in Part II (Notice of Annual General Meeting) are “routine” proposals. This means your broker will be unable to vote your shares on any of the Resolutions if you do not instruct your broker how to vote. This is referred to as a “broker non-vote”. Broker non-votes will have no effect on the outcome of the votes on any of the Resolutions. Holders of multiple classes of shares and/or Depositary Receipts If you hold multiple classes of shares and/or Depositary Receipts, Broadridge will provide you with a 16-digit “master” control number which will enable you to vote on your entire holding of shares, securities and/or Depositary Receipts at once. If you do not wish to cast all your votes in the same way (or if, for example, you wish to vote your shares of a certain class in one way and your Depositary Receipts the other way), please get in touch with the Company Secretary by email to agm@klarna.com by 5.00 p.m. (BST) / 12.00 p.m. (ET) on 17 June 2026, so that additional control numbers or proxy forms can be requested from Broadridge on your behalf. 8. Communications Any shareholder who has queries about their shares, voting, the AGM generally or who requires any other assistance should contact the Company Secretary at agm@klarna.com. Queries may subsequently be redirected to Broadridge or Computershare, as appropriate. You may not use any electronic address provided in this Notice or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 22 22 9. Questions at the AGM In accordance with articles 140.1 and 140.2 of the Articles, any shareholder or validly appointed proxy attending the meeting in person or joining electronically via http://www.virtualshareholdermeeting.com/KLAR2026 has the right to raise questions. Shareholders are encouraged to submit questions in advance of the meeting to allow the Board to provide the most comprehensive response. Questions may be submitted in advance of the meeting at any time after the date of this Notice at www.ProxyVote.com, where you will need to enter your 16-digit control number and follow the instructions on-screen. Alternatively, questions may be raised during the meeting: ● shareholders attending electronically may submit questions by following the instructions on the platform available via http://www.virtualshareholdermeeting.com/KLAR2026 during the AGM; ● shareholders attending in person may raise questions during the meeting when the Chairman declares the floor open to questions; and ● by following any additional instructions issued by the Chairman during the meeting. Please endeavour to keep your questions concise and relevant to the business of the AGM. Where we receive a number of questions covering the same topic, we may group these together to address as many of your queries as possible. Additionally, we may remove supporting statements or paraphrase questions to ensure they are clear and concise. Please note that those attending the webcast as a ‘guest’ will be unable to raise questions. 10. Corporate representatives Any corporation which is a Registered Shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers, provided that if two or more representatives purport to vote in respect of the same shares: ● if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and ● in other cases, the power is treated as not exercised. Please note that, under article 167 of the Articles, a director, the secretary or a person authorised by the secretary is entitled to require corporate representatives to produce a certified copy of the resolution granting the relevant body of the corporation authority to exercise powers on the corporation’s behalf before permitting the exercise of these powers. 11. Requests under section 527 of the Act Under section 527 of the Act, Registered Shareholders meeting the threshold requirements set out in that section have the right to require the Company (being a ‘quoted company’ for the purposes of the Act) to publish a statement on a website setting out any matter relating to: ● the audit of the Company’s accounts (including the auditors’ report and the conduct of the audit) that are to be laid before the AGM; or ● any circumstance connected with an auditor of the Company ceasing to hold office since the last annual general meeting or previous meeting at which annual accounts and reports were laid. The Company may not require Registered Shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Act. Where the Company is required to place a statement on a website under section 527 of the Act, it must forward the statement to the Company’s auditors not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Act to publish on a website.

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 23 23 12. Voting results The results of the voting at the AGM will be announced on our website at investors.klarna.com/governance/General-Meetings by the close of trading on the New York Stock Exchange on 23 June 2026. The poll will be conducted by Broadridge, acting as Master Tabulator, and American Election Services LLC, acting as Inspector of Elections.

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 24 Key Dates & Timings Part V Date Event 27 May 2026 Publication of AGM Notice and accompanying materials 12 June 2026 10.00 a.m. (ET) 3.00 p.m. (BST) Record Date for entitlement to vote 18 June 2026 11.59 p.m. (ET) 19 June 2026 4.59 a.m. (BST) Proxy voting deadline - all proxy appointments or voting instructions must be received by Broadridge by this time 22 June 2026 10.00 a.m. (ET) 3.00 p.m. (BST) AGM held at Freshfields LLP, 100 Bishopsgate, London EC2P 2SR and simultaneously via virtualshareholdermeeting.com/KLAR2026. ____________________________________________________________________________ Physical venue opens from 2.30 p.m. (BST). Access to the webcast opens from 9.45 a.m. (ET) / 2.45 p.m. (BST). 23 June 2026 4.00 p.m. (ET) 9.00 p.m. (BST) Voting results shared on investors.klarna.com/governance/General-Meetings

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 25 Definitions Part VI The following words and expressions apply throughout this document, unless context requires otherwise: Act the UK Companies Act 2006, as amended AGM the Annual General Meeting of the Company to be held at 3.00 p.m. (BST) / 10.00 a.m. (ET) on 22 June 2026 Annual Report and Accounts the Company’s annual accounts, the strategic report, the directors’ report and the auditors’ report for the year ended 31 December 2025 Articles the articles of association of the Company adopted on 9 September 2025 Audit Committee the audit committee of the Board Board or Directors the Company’s board of directors as at the date of this document Broadridge Broadridge Financial Solutions, Inc. Class B Shares B Shares of $0.00010 each in the capital of the Company Class C Shares C Shares of $0.00010 each in the capital of the Company Company Klarna Group plc, a company incorporated in England and Wales with registered number 14467769 and whose registered office is at 10 York Road, London SE1 7ND, United Kingdom Computershare or CPU Depositary Computershare Trust Company, N.A. acting in its capacity as depositary or election agent (as the context so requires) Deferred Shares deferred shares in the capital of the Company Deposit Agreement a deposit agreement among the Company, the CPU Depositary and the holders and beneficial owners of Depositary Receipts issued thereunder Depositary Nominee GTU Ops Inc. (acting in its capacity as nominee for the CPU Depositary) Depositary Receipt a depositary receipt representing a beneficial interest in an ordinary share of the Company issued by the CPU Depositary in accordance with the Deposit Agreement and held by the Depositary Nominee Depositary Receipt Holder a holder of Depositary Receipts

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 26 The following words and expressions apply throughout this document, unless context requires otherwise: DRP the directors’ remuneration policy set out at pages 4 - 15 of the DRR DRR the directors’ remuneration report for the year ended 31 December 2025, a copy of which has been made available to shareholders alongside this Notice DTC the Depository Trust Company and any affiliate or nominee therefor, including Cede & Co. and any successors thereto DTC Beneficial Holder a beneficial holder of ordinary shares listed on the New York Stock Exchange held by a bank, broker or nominee through DTC IPO the initial public offering of ordinary shares on the New York Stock Exchange in September 2025 June 2025 Annual General Meeting the previous annual general meeting of the Company duly convened and held on 30 June 2025 June 2025 IPO Allotment Authority the allotment authority granted in connection with the IPO expiring at the conclusion of this AGM (which appeared as resolution 16 in the notice to the June 2025 Annual General Meeting and was entitled ‘Resolution 16: Directors’ authority to allot shares in connection with the initial public offering of the Company’ Last Practicable Date 12 May 2026, being the last practicable date prior to the publication of this Notice March 2025 General Meeting the general meeting of the Company duly convened and held on 3 March 2025 Notice the notice of Annual General Meeting set out at Part II (Notice of Annual General Meeting) and the accompanying Chairman’s Letter (at Part I (Chairman’s Letter)) and Parts III (Explanatory Notes to the Resolutions) and IV (General Notes) of this document Ordinary shares ordinary shares of $0.00010 each in the capital of the Company Record Date 3.00 p.m. (BST) / 10.00 a.m. (ET) on 12 June 2026 Registered Shareholder a holder of ordinary shares or Class B Shares held directly on the Share Register Remuneration and Nomination Committee the remuneration and nomination committee of the Board Resolutions the resolutions to be proposed at the AGM as set out in the Notice, each a “Resolution” SEC the US Securities and Exchange Commission Shareholder a holder of shares, securities or other interests in the Company (including a Registered Shareholder) Share Register the register of members of the Company Shares ordinary shares, Class B Shares, Class C Shares and Deferred Shares in the capital of the Company 26

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom Additional Notices No person should construe the contents of this document as legal, tax or financial advice and recipients of this document should consult their own advisers as to the matters described in this document. If you are in doubt as to the contents of this document or the action you should take, you are recommended to seek your own independent financial advice immediately from a stockbroker, bank manager, solicitor, accountant or other appropriately authorised independent adviser. If you have recently sold or transferred all of your ordinary shares in Klarna Group plc, please send this Notice and the accompanying documents, but not the personalised proxy form (if you have received one), as soon as possible to the purchaser or transferee or to the person who arranged the sale or transfer, so they can pass these documents to the person who now holds the ordinary shares. If you have sold or otherwise transferred only part of your holding of ordinary shares in Klarna Group plc you should retain these documents and consult the bank, stockbroker or other agent through whom the sale or transfer was effected. Cautionary note regarding forward-looking statements This document contains statements about the Company that are or may be “forward-looking statements”. All statements, other than statements of historical facts, included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditor of the Company. These factors are discussed in the “Risk Factors” section of filings that the Company makes with the SEC, including its Annual Report on Form 20-F for the financial year ended 31 December 2025. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation, the Company does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent oral or written forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this document are based on information available to the Directors at the date of this document, unless some other time is specified in relation to them, and the posting or receipt of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. Notice to persons outside the United Kingdom The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about, and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. 27 27